VIA facsimile, overnight delivery and EDGAR

August 18, 2008

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC  20549-7010

Lehman Brothers Holdings E-Capital Trust I
Commission File Number 333-129195-02
Form 10-K for the fiscal year ended December 31, 2007
Lehman Brothers Holdings E-Capital LLC I
Commission File Number 333-129195-01
RE:	Form 10-K for the fiscal year ended December 31, 2007

Dear Mr. Woody:

As per our telephone conversation with Howard Efron on August 12, 2008 regarding your July 21, 2008 letter, and our August 7, 2008 response, relating to the Staff’s review of the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K”) of Lehman Brothers Holdings E-Capital Trust I (the “Trust”)  and Lehman Brothers Holdings E-Capital LLC I (the “LLC” and, together with the Trust, collectively, the  “Company”, “we” or “our”), we supplementally submit the following responses.

As disclosed in our 2007 10-K, management of the Trust and the LLC, with the participation of the persons who function as the equivalent of the principal executive officer and principal financial officer of the Trust and the LLC, evaluated the disclosure controls and procedures of the Trust and the LLC and concluded that as of the end of the fiscal year 2007, the disclosure controls and procedures of the Trust and the LLC are effective as described in Item 9A(T) of Amendment No. 1 to the 2007 10-K. In such evaluation, management of the Trust and the LLC took into consideration the inadvertent omission to include management’s assessment of internal control over financial reporting and concluded that the omission did not impact its earlier conclusion.

In reaching this conclusion, management of the Trust and the LLC considered, among other things, that management completed its assessment of internal control over financial reporting in a timely manner notwithstanding that the disclosure thereof in Item 9A was inadvertently omitted in the first report in which it was required. Such assessment of internal control over financial reporting was effected to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management also took into consideration that the Trust and LLC file annual and quarterly reports with reduced disclosure as permitted by Instruction I of Form 10-K and Instruction H of Form 10-Q and that, because the Trust and the LLC are finance subsidiaries of Lehman Brothers Holdings Inc. (“Holdings”), such reports refer the reader to the annual and quarterly reports of Holdings.

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As requested in the Comment Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (212) 526-3606 if you wish to discuss any of our responses, or to answer any other questions you may have.

Sincerely,

/s/ Martin B. Kelly

Martin B. Kelly

Regular Trustee, Lehman Brothers Holdings E-Capital Trust I, Global Financial Controller, Lehman Brothers Holdings Inc. (Managing Member of Lehman Brothers Holding E-Capital LLC I)